Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

30 September 2010

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT

FOR THE QUARTER ENDED 30 SEPTEMBER 2010

OPERATIONS

Cash receipts from customers during the quarter ended 30 September 2010 were $3.41 million which represented a further increase over the figure for the previous quarter of more than four percent.  This increase was again due to receipts from new non-coding licenses that were granted to several parties during the period under review, together with solid performance from the Company’s genetic testing operations (refer below).

Encouragingly, revenues from the Company’s genetic testing operations exceeded budget forecasts for the first quarter of the 2011 financial year.  Final changes to the Company’s reproductive services business were also made during the September quarter which have reduced the Company’s exposure to that business and improved overall profitability for GTG’s testing operations.

Validation of BREVAGen™ breast cancer test

After an extensive analysis of the various testing options available for the BREVAGenTM test in both the US and elsewhere, a decision was taken to utilise the Company’s existing laboratory in Fitzroy (an inner suburb of Melbourne) to serve the US market.  It is anticipated that the additional volume of tests from the US market will help to generate material improvements in both efficiency and profitability of the Company’s Australian laboratory.

Having the Australian laboratory approved for the testing of samples from the US involves the preparation and submission of a validation package to CMS (Centers for Medicare and Medicaid Services) in New York City who will then review the package and, if satisfactory, grant the laboratory certification under the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”).  Once granted, GTG will be authorised to accept samples from sales of the BREVAGenTM test in the US which will have been secured by GTG’s local sales force which is currently being recruited.  The Company hopes to receive CLIA certification during the first quarter of the 2011 calendar year.

The Company’s submission to CMS has recently been lodged and, if CLIA certification is granted, GTG’s laboratory in Australia will become the first and only laboratory to be granted such status in this country.  It will also mean the laboratory is one of only a handful globally that are accredited to serve the global genetic services market.

In late June 2010, a wholly-owned subsidiary named Phenogen Sciences Inc. was incorporated by GTG in the State of Delaware, USA.  This company has since leased premises in Charlotte, North Carolina from which the US BREVAGenTM business is now based.  Office staff have now been hired to support the establishment of the US sales operation as well as to attend to the systems required to receive US samples and to address the logistics of receiving and logging the samples and sending them back to the Company’s laboratory in Australia for processing.

Meanwhile, discussions continue in the US with prominent key opinion leaders (“KOLs”) in order to refine messaging and to gain traction ahead of the market launch of the BREVAGenTM test.  This important process includes the preliminary identification of KOLs who can aid in the development and implementation of further clinical studies and trials.

In preparing for the launch of BREVAGenTM, GTG has successfully converted the test to use a simple buccal swab sample collection rather than the use of blood.  This important achievement will result in greater acceptance by patients and reduced cost.  Key US-based partner suppliers have now been identified and work has begun in the critical area of reimbursement and payer strategy / management (through Premier Source) and test kit construction and logistics (through Therapak).  The fourth quarter rollout will focus on test marketing BREVAGenTM, with the initial sales team being recruited and trained during the first quarter of the 2011 calendar year.  The first phase of the sales implementation process is expected to occur during the same quarter.

1

Australian market

In Australia, GTG continues to promote its brand, products and services to the medical oncology market with attendance at five Australasian medical conferences ranging from general oncology at MOGA to specialist conferences covering breast cancer (kConfab and ASBD) and gastro-intestinal cancer (AGITG).  The purpose of this work is to identify key contacts and secure customer introductions as well as to inform oncologists of the latest developments in molecular testing that are available to them.  Reaction to the Company’s approaches has been favourable and often reflected in the theme for the conference.  For example, at MOGA, the theme of personalised medicine coincided with the recent launch of a number of tests offered by GTG.

In the paternity area, GTG was recently successful in renewing its two-year contract with Queensland Legal Aid and it has established dialogue with other State-based entities to explore the possibility of creating contracts with specific service level agreements.

Work also continues in respect of the forensics contract with the NSW Police Force; with GTG now achieving the fastest average turnaround times to date within the contract period.

The China Kennel Union (“CKU”) is China’s largest canine breed club with over 176,000 members.  GTG had been invited to tender for the exclusive provision of canine paternity verification testing services to the Union.  The aim of the CKU is to introduce a higher quality of breed integrity through DNA profiling, using an internationally acclaimed laboratory service.  GTG won this tender after numerous negotiations and has since revised its operations in Beijing to receive samples before sending them to Australia to have them processed in the Company’s Fitzroy laboratory.  Initial training, introduction and launch of the services offered under the contract occurred at a major dog show held in Beijing in early October.  It is expected that GTG will also become the preferred supplier of genetic disease testing services to the CKU.

LICENSING AND IP

The Company’s intellectual property portfolio, which now includes the patents acquired from Perlegen, continues to strengthen, with 115 patents now granted and a further 83 pending.

Assertion program

On 16 February 2010, the Company announced that it had filed a patent infringement suit in respect of its non-coding DNA technologies against nine parties in the US District Court, Western District of Wisconsin.  The counter-parties are Beckman Coulter Inc., Monsanto Company, Interleukin Genetics Inc., Orchid Cellmark Inc., Gen-Probe Inc., Molecular Pathology Laboratory Network Inc., PIC USA Inc., Sunrise Medical Laboratories and Pioneer Hi-Bred International Inc.

Since that date, non-coding licenses have been granted to each of the following five parties as part of settlements that have been reached with those parties:

•             Gen-Probe Inc.

•             Molecular Pathology Laboratory Network Inc.

•             Monsanto Company

•             Beckman Coulter Inc. (incorporating Clinical Data Inc.)

•             Interleukin Genetics Inc.

Total gross fees generated from the granting of the above licenses now totals in excess of $2.5 million.  Further, settlement discussions with several of the remaining four parties have already commenced.

The case is being prosecuted by the Company’s Colorado-based law firm Sheridan Ross PC which has previously asserted and defended GTG’s intellectual property rights and has assembled a team to support the case.  GTG has put in place arrangements pursuant to which the Company believes that the patent infringement suit should not have a material adverse impact on its finances.

2

Other licensing activities

In addition to the licenses granted in settlement of the infringement suit above, the Company is actively pursuing licenses in jurisdictions other than the USA, principally Europe.

In all, the September quarter under review continued to deliver positive results for the Company’s licensing program.  It is anticipated that further licenses will continue to be granted in coming months.

RESEARCH AND DEVELOPMENT

As part of the Company’s stronger focus on the cancer diagnostic area, its three research programs are being progressed via co-commercialisation or in some cases partnering.

•                      The RareCellect group has successfully tested the performance of a novel prototype sampling device to recover fetal genetic material from the cervical canal in a pilot scale clinical study.  Two further patent applications have been filed relating to the recovery of fetal genetic material from the cervix.  Discussions with several large international companies interested in pursuing potential commercial collaborations are continuing, with one party completing independent third party verification of the RareCellect data during the period.

•                      An ImmunAid proof of concept trial is progressing through the planning phase in conjunction with a US oncology-focused institution while preliminary commercial discussions with institutional and commercial partners continue.  Key GTG personnel visited research institutes in the US to discuss possible structures for the next trials to develop the technology further.  A key patent in the ImmunAid patent estate was also granted during the quarter.

•                      Following on from the in vitro studies as part of the Company’s Nematode project, several of the novel anti-parasitic compounds were sent to commercialisation partners for their review.  Activity was demonstrated in these assessments although no lead compound was selected.  Further work may be needed to advance a compound into development.  The Company is currently in the process of assessing opportunities for partnering this program with a partner who has a stronger veterinary focus.  This party is currently raising funds for an agricultural investment vehicle that may be interested in taking this project forward together with GTG and the MLA.

CORPORATE MATTERS

On 13 July 2010, the Company announced that it had granted a total of 12,000,000 options over ordinary shares in the Company to members of its Senior Executive team.  The options were issued pursuant to the Company’s Employee Share Option Plan approved by shareholders on 19 November 2008 and have an exercise price that represents a 25% premium to the volume weighted average price of the Company’s shares on the ASX for the 20 trading days preceding the date on which the options were granted.

On 15 October 2010, the Company released its 2010 Annual Report to the Market.  Also on that date, the Company released its Notice for the 2010 Annual General Meeting of shareholders which is to be held at 10.00 am on Wednesday, 24 November 2010 in the “Treetops” Room at Melbourne Museum.  Copies of both documents can be found on the Company’s website at www.gtglabs.com

Signed on behalf of Genetic Technologies Limited

Dated this 28th day of October, 2010
DR. PAUL D.R. MacLEMAN
Chief Executive Officer

3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000.  Amended 30/9/2001, 24/10/2005.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)
17 009 212 328	30 SEPTEMBER 2010

Consolidated statement of cash flows

			Current quarter (September 2010) $A	Year to date (three months) $A

		Cash flows related to operating activities

1.1		Receipts from customers	3,411,855	3,411,855

1.2	Payments for	(a) staff costs	(1,542,166)	(1,542,166)
		(b) advertising and marketing	(83,851)	(83,851)
		(c) research and development	(49,500)	(49,500)
		(d) leased assets	—	—
		(e) other working capital	(2,185,389)	(2,185,389)

1.3		Dividends received	—	—

1.4		Interest and items of a similar nature received	30,239	30,239

1.5		Interest and other costs of finance paid	(13,574)	(13,574)

1.6		Income taxes paid	—	—

1.7		Grant and other income	—	—

		Net operating cash flows	(432,386)	(432,386)

+ See chapter 19 for defined terms.

			Current quarter	Year to date
			(September 2010)	(three months)
			$A	$A

1.8	Net operating cash flows (carried forward)		(432,386)	(432,386)

	Cash flows related to investing activities

1.9	Payment for the acquisition of:
	a)	businesses (item 5)	—	—
	b)	equity investments	—	—
	c)	intellectual property	—	—
	d)	physical non-current assets	(21,482)	(21,482)
	e)	other non-current assets	—	—

1.10	Proceeds from the disposal of:
	a)	businesses (item 5)	—	—
	b)	equity investments	—	—
	c)	intellectual property	—	—
	d)	physical non-current assets	54,092	54,092
	e)	joint venture interest	—	—

1.11	Loans to other entities		—	—

1.12	Loans repaid by other entities		—	—

1.13	Other (provide details if material)		—	—

	Net investing cash flows		32,610	32,610

1.14	Total operating and investing cash flows		(399,776)	(399,776)

	Cash flows related to financing activities

1.15	Net proceeds from the issue of shares		—	—

1.16	Proceeds from sale of forfeited shares		—	—

1.17	Proceeds from borrowings		—	—

1.18	Repayment of borrowings from third parties		—	—

1.19	Dividends paid		—	—

1.20	Repayment of finance lease principal		(59,330)	(59,330)

	Net financing cash flows		(59,330)	(59,330)

	Net increase / (decrease) in cash held		(459,106)	(459,106)

1.21	Cash at beginning of quarter / year to date		3,306,311	3,306,311

1.22	Exchange rate adjustments		(60,738)	(60,738)

1.23	Cash at end of quarter		2,786,467	2,786,467

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A

1.24	Aggregate amount of payments to the parties included in item 1.2	251,917

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions

The amount included at Item 1.24 includes $58,300 paid to Directors during the quarter  in respect of fees and superannuation.  The amount also includes rental and outgoings of $84,584 for the Melbourne laboratory premises paid to an entity associated with a former Director and major shareholder, in addition to $109,033 in consulting fees and commissions paid in respect of services rendered to the Company by that individual.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None during the quarter under review

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None during the quarter under review

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A

3.1	Loan facilities	—	—

3.2	Credit standby arrangements
	Hire purchase facility	2,500,000	323,309

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:		Current quarter (September 2010) $A	Previous quarter (June 2010) $A

4.1	Cash on hand and at bank	1,786,467	1,773,152

4.2	Term deposits	1,000,000	1,533,159

4.3	Bank overdraft	—	—

4.4	Commercial Bills of Exchange	—	—

	Total cash at end of quarter (item 1.23)	2,786,467	3,306,311

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))

5.1	Name of entity	Not applicable	Not applicable

5.2	Place of incorporation or registration

5.3	Consideration for acquisition or disposal (note)

5.4	Total net assets

5.5	Nature of business

Compliance statement

1

This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 28 October 2010
Chief Executive Officer

Print name:	Dr. Paul D.R. MacLeman

+ See chapter 19 for defined terms.

Notes

1.                             The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.                             The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

•                      6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss

•                      9.2 - itemised disclosure relating to acquisitions

•                      9.4 - itemised disclosure relating to disposals

•                      12.1(a) - policy for classification of cash items

•                      12.3 - disclosure of restrictions on use of cash

•                      13.1 - comparative information

3.                             Accounting Standards.  ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.